Exhibit 99.1

September 23, 2018
For Immediate Release

NEWS RELEASE

GREAT PANTHER SILVER ANNOUNCES FRIENDLY ACQUISITION OF
BEADELL RESOURCES TO CREATE NEW GROWTH ORIENTED PRECIOUS METALS PRODUCER

Tucano Mine to Become New Cornerstone Asset for Great Panther

GREAT PANTHER SILVER LIMITED (TSX: GPR; NYSE American: GPL) (“Great Panther”) and Beadell Resources Limited (ASX: BDR) (“Beadell”) are pleased to announce that they have entered into a Scheme Implementation Deed (the “Implementation Deed”) dated September 23, 2018, pursuant to which Great Panther will acquire all of the issued ordinary shares of Beadell by means of a Beadell scheme of arrangement (“Scheme”) under the Australian Corporations Act 2001.

Key highlights of the transaction include:

•	The creation of a new emerging and growth-oriented precious metals producer;
•	Strong balance sheet;
•	Robust growth profile;
•	Geographic diversity;
•	Diverse asset portfolio including three producing mines, an advanced stage project, and significant exploration potential; and
•	Attractive re-rating potential.

The directors of Beadell unanimously recommend that shareholders vote in favour of the Scheme in the absence of a superior proposal1 and subject to the independent expert opining that the Scheme is in the best interests of shareholders, and have provided support agreements confirming that they will vote the shares they own or control in favour of the Scheme, subject to the same conditions. Shareholders holding in aggregate 18.06% of Beadell agreed to vote in favour of the Scheme, in the absence of a superior proposal and not to dispose of their Beadell shares, except in respect of a superior proposal. Those shareholders include funds associated with Equinox Partners holding 9.84%, Donald Smith & Co. holding 7.15%, other smaller shareholders, directors and management.

1 See definition in the Implementation Deed.

The transaction will create a new emerging and growth-oriented precious metals producer focused on the Americas with strong geographic diversity across three leading mining jurisdictions, and a diverse asset portfolio including three producing mines, an advanced stage project, and significant exploration potential.

Beadell operates the 100% owned Tucano Gold Mine (“Tucano”) in mining-friendly Amapá State, northern Brazil. Tucano is part of an approximate 2,500 square kilometre land package which is highly prospective and located in the under-explored ‘Birimian age’ greenstone terrane. Beadell has a pipeline of high potential in-mine and near-mine resource growth opportunities, including multiple in-mine lease discoveries.

Beadell has undertaken a number of key initiatives to more fully optimize Tucano. These include the execution of the life of mine contract with U&M Mineração e Construção S/A, which is expected to deliver improved efficiencies resulting in an expected US$100 million in cost savings over the life of mine. In addition, Beadell remains on track for completion of the Tucano plant upgrade by early November 2018. This will result in greater ore type processing flexibility allowing a greater focus on mining for grade rather than ore type.

James Bannantine, President and CEO of Great Panther, stated: “This is a transformational transaction for the shareholders of Great Panther and Beadell. Great Panther has grown and optimized its operations in Mexico, acquired and advanced its Coricancha project in Peru, and is now positioned to add a sizeable producing mine in Brazil with exceptional exploration potential. Great Panther brings the capital to deliver on Tucano’s substantial near- and long-term resource growth potential and to continue mine optimization initiatives. The combination of assets, capital and management provides a unique opportunity to unlock a significant re-rating potential for the benefit of both existing shareholders and Beadell’s shareholders who will gain a meaningful interest in Great Panther.”

Dr. Nicole Adshead-Bell, CEO and Managing Director of Beadell, stated: “By undertaking this transaction, Beadell shareholders will benefit from Great Panther’s strong balance sheet, steady cash flow, experienced management team and improved market liquidity via Great Panther’s TSX and NYSE American listings. The combined company will pool resources to expedite the execution of Tucano’s ongoing operational turnaround. Jim Bannantine, the President & CEO of Great Panther, has the technical background and corporate experience, including several years living and working in Brazil, to complement the Tucano mine site team in improving all aspects of operational performance and growing the resource base. I am pleased to announce that I have accepted an invitation to join the Board of Directors of Great Panther on completion of the transaction. This will give me the opportunity to continue to lend guidance and support to extract the full potential of Tucano and the highly prospective mineral tenure.”

Scheme Summary

Under the terms of the Scheme, Beadell shareholders will receive 0.0619 common shares of Great Panther (each whole common share, a “Great Panther Share”) for each ordinary share of Beadell (a “Beadell Share”) (the “Exchange Ratio”) resulting in the issuance of approximately 103.6 million Great Panther Shares, exclusive of shares that may be issued in connection with Beadell’s outstanding options and performance rights.2 There will be concurrent arrangements in relation to Beadell’s issued warrants.

2 The Scheme will extend to shares issued on exercise of options or performance rights.

The Exchange Ratio implies consideration of A$0.0863 per Beadell Share (the “Consideration”). The implied equity value for Beadell based on the Consideration is approximately A$144 million (approx. US$105 million), based on the closing price of a Great Panther Share on the NYSE American on September 21, 2018. The Consideration to be received by Beadell shareholders represents a 51% premium over Beadell's closing share price on the ASX on September 21, 2018, and a 69% premium to Beadell’s volume-weighted average share prices for the 20 trading days up to and including September 21, 2018. Upon completion of the transaction, existing Beadell and Great Panther shareholders are expected to own approximately 38% and 62%, respectively, of the combined company.

A joint conference call is scheduled for September 24, 2018 beginning at 9 a.m. Eastern Time (6 a.m. Pacific Time, 9 p.m. Australian Western Time) (details provided below).

Transaction Highlights

Creation of a New Emerging Intermediate Precious Metals Producer focused on the Americas: The transaction will result in significant pro forma gold and silver production, with Great Panther contributing 4.0 million silver-equivalent ounces of production in 20184, and Beadell contributing 130,000 gold ounces in 2018 and a further 163,000 ounces in 20195, with potential for further increase upon a positive decision to restart Coricancha. Coricancha has the potential to generate average annual production of 3.1 million ounces silver-equivalent based on the results of a preliminary economic assessment (“PEA”) completed in May 20186. The combined company will also have an increased public float and broadened shareholder base, providing stronger liquidity and augmented scale in the capital markets.

Extensive Reserve and Resource Base: The combined company is anticipated to have attributable proven and probable reserves of approximately 1.5 million ounces of gold. Beadell will also contribute measured and indicated resources (exclusive of reserves) of approximately 0.8 million ounces of gold and inferred resources of approximately 1.5 million ounces of gold, supplementing Great Panther’s measured and indicated resources of approximately 49.4 million ounces silver-equivalent and inferred resources of approximately 48.5 million ounces silver-equivalent (see Appendix A and B below for details).

Strong Balance Sheet to Support Complementary Assets: The enhanced balance sheet of the combined company, with a pro forma cash balance of US$74 million as at June 30, 2018, will enable ongoing optimization initiatives at Tucano.

Diversified Portfolio: The combined company will have three mining operations in Mexico and Brazil along with the Coricancha project located in Peru. Operating risk is expected to be significantly diversified with the inclusion of Brazil as a new core jurisdiction, which will represent 38% of pro forma net asset value7.

Robust Growth Profile: Coricancha provides near-term optionality with a restart decision expected in early 2019. In addition, the combined company is expected to benefit from near-term resource growth opportunities with multiple in-mine lease discoveries at Tucano and longer-term exploration optionality from Beadell’s 2,500 square kilometre highly prospective land package.

3 Great Panther NYSE American closing price converted to Australian dollars at the Bank of Canada September 21, 2018, USD:AUD exchange rate of 1.3736.

4 See Great Panther’s news release dated August 1, 2018.

5 See Beadell’s news release dated September 20, 2018.

6 See Great Panther’s news release dated May 31, 2018.

7 Based on the median of available broker estimates.

Attractive Re-Rating Potential: With a diversified portfolio of producing assets, near-term growth opportunities backed by a strong balance sheet and a quality management team, the combined company is well positioned for a re-rating, to the benefit of both Great Panther and Beadell shareholders.

Benefits to Great Panther Shareholders

The transaction is expected to have the following benefits for Great Panther shareholders:

•	Exposure to substantial value creation from the successful execution of the Tucano turn-around which will be enhanced by Great Panther’s strong balance sheet and management’s experience with similar assets in Brazil, most notably CEO James Bannantine’s experience operating mines in Brazil and his fluency in Portuguese;
•	Increased production profile and market capitalization to enhance capital markets profile and trading liquidity of the combined company;
•	Diversifies Great Panther’s asset base to include Brazil as a new core jurisdiction;
•	Accretive on key metrics including NAV, cash flow, production, and resources before anticipated synergies including reduction in pro-forma general and administrative costs;
•	Enhanced optionality via Beadell’s 2,500 square kilometre highly prospective exploration land package; and
•	Ongoing participation in combined company with strong re-rating potential.

Benefits to Beadell Shareholders

The transaction has the following benefits for Beadell shareholders:

•	Immediate 51% premium to Beadell’s closing share price on September 21, 2018, and 69% premium to Beadell’s 20-day VWAP;
•	Beadell shareholders to maintain meaningful exposure to Tucano via 38% pro forma ownership;
•	Great Panther’s strong balance sheet provides means to continue optimization initiatives at Tucano without resorting to other potentially more dilutive financing alternatives, and also brings the capital to unlock the potential of Beadell’s highly prospective exploration land package;
•	Great Panther’s management team has significant experience operating similar assets in Brazil;
•	Diversifies geographic footprint into Mexico and Peru;
•	Provides near-term growth optionality with the potential restart of Coricancha;
•	Broadened shareholder base and TSX and NYSE American listing will enhance trading liquidity; and
•	Ongoing participation in combined company with strong re-rating potential.

Board of Directors and Management Team

Following the completion of the transaction, Great Panther will continue to be headquartered in Vancouver, British Columbia and Dr. Nicole Adshead-Bell will join the Great Panther Board of Directors.

James Bannantine, current President and Chief Executive Officer of Great Panther, will continue to serve as President and Chief Executive Officer of the combined company. Jim Zadra, current Chief Financial Officer of Great Panther, will continue to serve as Chief Financial Officer of the combined company.

Transaction Summary

Pursuant to the Implementation Deed and Scheme:

•	Beadell shareholders will receive 0.0619 Great Panther Shares for each Beadell Share held. Upon completion of the transaction, Beadell shareholders will own approximately 103.6 million Great Panther Shares or approximately 38% of the pro forma Great Panther Shares outstanding, exclusive of shares that may be issued in connection with Beadell’s options and performance rights. Beadell options and performance rights must (unless the requirement is waived) have been vested and exercised in exchange for Beadell Shares or have been terminated.

•	Under concurrent arrangements, each Beadell warrantholder will receive a number of Great Panther warrants equal to the number of their Beadell warrants multiplied by the Exchange Ratio at a price adjusted in accordance with the Exchange Ratio, and otherwise on the same terms and conditions as the original warrant.

•	Beadell’s senior secured lenders in Brazil have confirmed that they will consent to the transaction.

•	Completion of the transaction is subject to customary conditions for a transaction of this nature and receipt of applicable regulatory, shareholder and third-party and other creditor approvals and consents on terms satisfactory to Great Panther as may be required to effect and complete the transaction.

•	The Implementation Deed includes customary deal protection provisions, including no solicitation of alternative transactions by Beadell, a right in favour of Great Panther to match any potential superior proposals and reimbursement fees payable by Beadell or Great Panther, as the case may be, in certain events.

•	The Scheme will require approval by at least 75% of the number of votes cast, and 50% of the number of Beadell shareholders present and voting, at the meeting of Beadell shareholders and is also subject to Australian Court approvals.

•	The Scheme will also require approval by the TSX and a simple majority of the Great Panther Shares held by Great Panther Shareholders present in person or by proxy at a Special Meeting of Great Panther Shareholders in accordance with TSX policies.

A full copy of the Implementation Deed is attached to a separate ASX announcement released by Beadell today and will be filed by Great Panther on SEDAR.

GMP Securities L.P. has provided an opinion to the Board of Directors of Great Panther that, as of the date of such opinion and based upon and subject to the scope of review, assumptions, limitations, qualifications and other matters described in such opinion, the consideration to be paid by Great Panther in connection with the proposed transaction is fair, from a financial point of view, to Great Panther.

Great Panther is required to obtain the approval of the TSX and its shareholders in connection with the issuance of common shares under the Scheme. The Great Panther Board unanimously recommends the Great Panther shareholders vote in favour of the issuance of Great Panther Shares contemplated by the Scheme. Each of the directors of Great Panther has agreed to vote any Great Panther Shares in respect of which they have power to vote in favour of the necessary resolutions.

Beadell’s Board of Directors unanimously recommends that Beadell shareholders vote in favour of the Scheme in the absence of a superior proposal8 and subject to the independent expert opining that the Scheme is in the best interests of shareholders. Beadell will engage an independent expert to provide a report to shareholders on the transaction to assist them in determining their vote at a meeting to approve the Scheme. Each of the directors of Beadell and its Chief Executive Officer and Chief Financial Officer have entered into a support agreement and have agreed to vote in favour of the transaction and not to dispose of their Beadell shares, except in respect of a superior proposal. Shareholders holding in aggregate 18.06% of Beadell agreed to vote in favour of the Scheme, in the absence of a superior proposal and not to dispose of their Beadell shares, except in respect of a superior proposal. Those shareholders include funds associated with Equinox Partners holding 9.84%, Donald Smith & Co. holding 7.15%, other smaller shareholders, directors and management.

The Beadell shareholder meeting to consider the Scheme is expected to be held in late 2018 and the Scheme is expected to be implemented as soon as practicable thereafter following Australian Court approval in early 2019. The Great Panther shareholder meeting called to approve the issuance of Great Panther Shares to the Scheme is expected to be held concurrently with or before the Beadell Shareholder Meeting.

Great Panther and Beadell security holders and other interested parties are advised to read the explanatory materials relating to the Scheme, which will be filed by Beadell with securities regulatory authorities in Australia and by Great Panther with securities regulatory authorities in Canada when they become available. Anyone may obtain copies of these documents when available free of charge at the Australian Securities Exchange website at www.asx.com.au. and at the website of the Canadian Securities Administrators at www.sedar.com.

Advisors and Counsel

Scotia Capital Inc. is acting as financial advisor to Great Panther. McMillan LLP is acting as Canadian legal counsel and Gilbert + Tobin is acting as Australian legal counsel to Great Panther. GMP Securities L.P. is acting as financial advisor to the Great Panther special committee and McCarthy Tétrault LLP is acting as legal advisor to the special committee.

CIBC Capital Markets is acting as financial advisor to Beadell. Herbert Smith Freehills is acting as Australian legal counsel and Blakes, Cassels & Graydon LLP is acting as Canadian legal counsel to Beadell.

Conference Call and Webcast

Great Panther and Beadell will host a joint conference call and webcast on September 24, 2018 beginning at 9 a.m. Eastern Time (6 a.m. Pacific Time, 9 p.m. Australian Western Time) to discuss the transaction. Details are as follows:

8 See definition in the Deed.

Live webcast and registration: www.greatpanther.com

U.S. & Canada Toll-Free: 1 800 289 0438

Australia Toll-Free: 1 800 573 793

International Toll: +1 323 794 2423

Conference ID: 2893951

A replay of the webcast will be available on the Webcasts section of Great Panther’s website approximately one hour after the conference call.

This announcement is for informational purposes only and does not constitute a solicitation or a proxy.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), or any state securities laws and may not be offered or sold within the United States or to, or for the account or the benefit of, U.S. persons (as defined in Regulation S under the U.S. Securities Act) unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

About Great Panther

Great Panther is a primary silver mining and exploration company listed on the Toronto Stock Exchange trading under the symbol GPR, and on the NYSE American under the symbol GPL. Great Panther's current activities are focused on the mining of precious metals from its two wholly-owned operating mines in Mexico: the Guanajuato Mine Complex and the Topia Mine. The Company is also advancing towards a decision to restart the Coricancha Mine in Peru with the initiation of a bulk sample program following the completion of a positive Preliminary Economic Assessment in May 2018. The Company also continues to pursue the acquisition of additional mining operations or projects in the Americas.

About Beadell

Beadell operates the Tucano Gold Mine in mining-friendly Amapá State, northern Brazil. Tucano is located within 2,500 square kilometres of highly prospective and under-explored ‘Birimian age’ greenstone terrane. The Tucano plant is being upgraded to process approximately 3.5 million tonnes per year of oxide-sulphide ore feed in for a range of blends. There is a pipeline of high potential in-mine and near-mine prospects, anchored by several high-grade gold drill intervals over several metres, which represent a near-term opportunity to improve the head grade and prolong the mine life.

CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS

This news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of Canadian securities laws (together, "forward-looking statements"). Such forward-looking statements include, but are not limited to, statements with respect to completion of the Scheme, the processing capabilities resulting from upgrades to the Tucano plant; the anticipated production profile of the combined company (both before and after the Coricancha project commences production); the effect of the transaction on the public float and shareholder base of Great Panther, the combined company’s proved and possible reserves and balance sheet; the reduction of the combined company’s operating risks; and the potential re-rating of the combined company.

These forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements expressed or implied by such forward-looking statements to be materially different. Assumptions upon which forward looking statements relating to the Scheme have been made include that Beadell and Great Panther will be able to satisfy the conditions in the Agreement, that due diligence investigations of each party will not identify any materially adverse facts or circumstances, that the required approvals will be obtained from the shareholders of Beadell and Great Panther, and that all required third party, regulatory and government approvals will be obtained.

Such factors include, among others, risks and uncertainties relating to potential political and social risks involving the Beadell and Great Panther’s operations in a foreign jurisdiction, the potential for unexpected costs and expenses, fluctuations in metal prices, fluctuations in currency exchange rates, physical risks inherent in mining operations, operating or technical difficulties in mineral exploration, changes in project parameters as plans continue to be refined, and other risks and uncertainties, including those described in respect of: Great Panther, in its annual information form for the year ended December 31, 2017 and material change reports filed with the Canadian Securities Administrators available at www.sedar.com and reports on Form 40-F and Form 6-K filed with the Securities and Exchange Commission and available at www.sec.gov.

There is no assurance that such forward-looking statements will prove accurate and results may vary materially from such forward-looking statements. Great Panther and Beadell believe the assumptions underlying all such forward-looking statements are reasonable based on information currently available, however, they may prove to be incorrect. Readers are cautioned not to place undue reliance on forward-looking statements. Great Panther and Beadell have no intention to update forward-looking statements except as required by law.

CAUTIONARY NOTE TO U.S. INVESTORS REGARDING MINERAL REPORTING STANDARDS

Great Panther prepares its disclosure in accordance with the requirements of securities laws in effect in Canada and Beadell prepares its disclosure in accordance with the requirements of securities laws in Australia, which differ from the requirements of U.S. securities laws. Terms relating to mineral resources and mineral reserves in this news release in respect of Great Panther are defined in accordance with National Instrument 43-101-Standards of Disclosure for Mineral Projects under the guidelines set out in the Canadian Institute of Mining, Metallurgy, and Petroleum Standards on Mineral Resources and Mineral Reserves and in respect of Beadell are defined in accordance with the Australian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves. The Securities and Exchange Commission (the ‘‘SEC’’) permits mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. This news release uses certain terms, such as, ‘‘measured mineral resources’’, ‘‘indicated mineral resources’’ and ‘‘inferred mineral resources’’, that the SEC does not recognize (these terms may be used in this news release and are included in the public filings of Great Panther which have been filed with securities commissions or similar authorities in Canada).

Great Panther’s Resource Information

The information in this announcement that relates to resources reported by Great Panther has been prepared in accordance with NI 43-101 published by the Canadian Securities Administrators. NI 43-101 is different from the reporting standard ordinarily applicable to Australian publicly listed companies, the JORC Code.

NI 43-101 requires that mineral resource estimates be prepared in accordance with, and have the meaning ascribed by, the Canadian Institute of Mining and Petroleum (CIM) Definition Standards. NI 43-101 Companion Policy identifies the Australian JORC Code as an “acceptable foreign code” for the estimation of mineral resources and that it is substantially similar to CIM Definition Standards as both are based on and are consistent with the International Reporting Template, published by the Committee for Mineral Reserves International Reporting Standards (CRIRSCO Template).The Great Panther resources can be quoted as ‘qualifying foreign estimates’ according to the ASX Listing Rules.

Cautionary Statement - Preliminary Economic Assessments & Inferred Resources

The mine plan evaluated in the Coricancha PEA is preliminary in nature and additional technical studies will need to be completed in order to fully assess its viability. There is no certainty that a production decision will be made to reactivate the Coricancha mine. In addition, we may determine to proceed with a production decision without completion of customary feasibility studies demonstrating the economic viability of reactivation of Coricancha. A mine production decision that is made without a feasibility study carries additional potential risks which include, but are not limited to, (i) increased uncertainty as to projected initial and sustaining capital costs and operating costs, rates of production and average grades, and (ii) the inclusion of Inferred Mineral Resources, as defined by NI 43-101 and CIM Definition Standards (see Cautionary Note to United States Investors below) that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be converted to a Mineral Reserve, as defined by NI 43-101 and CIM Definition Standards (see Cautionary Note to United States Investors below). Mine design and mining schedules, metallurgical flow sheets and process plant designs may require additional detailed work and economic analysis and internal studies to ensure satisfactory operational conditions and decisions regarding future targeted production. In addition, the results of the Bulk Sample Program may impact on the projected capital and operating costs, with the result that the projected NPV, IRR and cash flows may be adversely impacted.

Readers are cautioned not to assume that any part or all of Mineral Resources used in the PEA will ever be converted into reserves. Inferred Mineral Resources, in particular, have a great amount of uncertainty as to their existence and/or economic and legal feasibility and readers are cautioned not to assume that they will ever be upgraded to a higher category. Under Canadian standards, estimates of Inferred Mineral Resources may form part of preliminary economic assessment, but may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Mineral Resources that are not Mineral Reserves, do not, by definition, have demonstrated economic viability.

Competent Persons Statement: Beadell

The information in this announcement that relates to mineral resources and ore reserves of Beadell Resources Limited is based on information reviewed by Ms. Aoife McGrath, a Competent Person (as defined in the JORC Code) who is a member of the Australasian Institute of Mining and Metallurgy (AusIMM) and a member of the Australian Institute of Geoscientists (AIG).

Ms. McGrath is a full-time employee of Beadell Resources Limited. She has sufficient experience that is relevant to the style of mineralisation and type of deposit under consideration and to the activity being undertaken to qualify as a Competent Person as defined in the JORC Code. Ms. McGrath consents to the inclusion in this announcement of the matters based on her information in the form and context in which it appears.

Please see Beadell’s Interim Ore Reserve and Mineral Resource Update released to ASX on 19 December 2017 for a full JORC disclosure regarding the Tucano Project.

Competent Persons Statement: Great Panther

The information in this report that relates to resource estimates for Great Panther’s projects is based on information compiled from the following technical reports filed by Great Panther under Canadian securities laws:

•	Guanajuato Mine Complex: Technical report entitled “NI 43-101 Mineral Resource Update Technical Report on the Guanajuato Mine Complex, Guanajuato Mine and San Ignacio Mine, Guanajuato State, Mexico”, dated February 28, 2018 prepared by
Mr. Matthew C. Wunder, P.Geo.

•	Topia Mine: Technical report entitled “NI 43-101 Report on the Topia Mine Mineral Resource Estimates as of November 30, 2014” dated July 6, 2015 prepared by Mr. Robert F. Brown, P.Eng.

•	Coricancha: Technical report entitled “Resource Update Technical Report on the Coricancha Mine Complex, Huarochirí Province, Lima Region, Perú”, dated February 2, 2018 submitted by Golder Associates Inc. as Report Assembler of the work prepared by or under the supervision of the following “Qualified Persons” named as authors: Ronald Turner, MAusIMM CP(Geo); Daniel Saint Don, P.Eng.; and Jeffrey Woods, P.E.

The information in this announcement derived from Great Panther’s technical reports has been reviewed by Mr. Robert Brown, P.Eng. Mr. Brown, P.Eng is a Professional Engineer registered with the Association of Professional Engineers and Geoscientists of British Columbia. Mr. Brown, P.Eng has sufficient experience which is relevant to the style of mineralisation and type of deposit under consideration and to the activity being undertaken to qualify as a Competent Person as defined in the 2012 Edition of the ‘Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves’. Mr. Brown, P.Eng consents to the inclusion in this announcement of the matters based on his information in the form and context in which it appears. Mr. Brown, P.Eng was the VP Exploration of Great Panther until December 31, 2016 and is a consultant to Great Panther.

Great Panther's disclosure of mineral resource information is governed by Canadian National Instrument 43-101 under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the "CIM") Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as may be amended from time to time by the CIM ("CIM Standards"). Great Panther’s mineral resources are classified according to the CIM Definition Standards in the manner of the JORC Code and NI 43-101 disclosure corresponds to that required by the JORC Code. Disclosure by Great Panther in its most recently filed NI 43-101 technical reports complies with the CIM Guidelines, which are closely related to the JORC Code in their key definitions. The Great Panther mineral resources can therefore be quoted as ‘qualifying foreign estimates’ according to ASX Listing rules. The most recent disclosure of Great Panther’s mineral resources can be found on SEDAR at www.sedar.com. The most recent disclosure by Great Panther is in the Great Panther Annual Information Form dated March 23, 2018.

The qualifying foreign estimates have not been reported in accordance with the JORC Code. A competent person has not done sufficient work to classify the foreign estimates as mineral resources or ore reserves in accordance with the JORC Code. It is uncertain that following evaluation and/or further exploration word that the foreign estimates will be able to be reported as mineral resources or ore reserves in accordance with the JORC Code.

Qualified Persons

The technical information contained in this news release as it relates to Great Panther has been reviewed and approved by Robert F. Brown, P. Eng., the Qualified Person for Great Panther’s projects under the meaning of NI 43-101.

The technical information contained in this news release as it relates to Beadell has been reviewed and approved by Aoife McGrath, who is a member of the Australasian Institute of Mining and Metallurgy (AusIMM) and a member of the Australian Institute of Geoscientists (AIG), and is a Qualified Person under the meaning of NI 43-101.

For more information, please contact:

Great Panther Investor Relations

Alex Heath

Director, Investor Relations

Toll Free: 1 888 355 1766

Tel: +1 604 638 8956

aheath@greatpanther.com

Beadell Investor Relations

Graham Donahue

Head of Corp. Development

T: +1 416 945 6640

info@beadellresources.com.au

APPENDIX A - Beadell - Reserves and Resources

As at June 30, 2017; Mineral Resources are inclusive of Mineral Reserves

* The June 2017 Tap AB UG Resource includes 173kt @ 4.68g/t of Inferred Oxide in the Inferred fresh category

APPENDIX B - Great Panther - Resources

Notes to Great Panther - Resources:

Full NI 43-101 disclosure of Mineral Resource Estimates can be found in Great Panther’s Annual Information Form for the year ended December 31, 2017, available on SEDAR.

San Ignacio and Guanajuato Mineral Resource Estimates use an effective date of August 31, 2017; and all used a metal price outlook of US$17.00/oz silver and US$1,300/oz gold. Matthew Wunder, P. Geo., was the Qualified Person for the mineral resource update under NI 43-101.

Topia uses an effective date of November 30, 2014 - US$1,200/oz Au, US$17.00/oz Ag, US$0.90/lb Pb, and US$0.95/lb Zn. Silver equivalent calculations used the same metal pricing. Silver equivalent calculations for El Horcón include lead content but not zinc, as the zinc would not be recovered in the Guanajuato plant. Robert F. Brown, P. Eng. is designated as the Qualified Person under NI 43-101.

Coricancha uses an effective date of December 20, 2017. Matthew Wunder, P. Geo., was the Qualified Person for the mineral resource update under NI 43-101.

Notes for Coricancha Mineral Resource Estimates:

1.	Cut-offs are based on an estimated $140 Net Smelter Return (“NSR”) per tonne
2.	Metal prices used to calculate NSR: $1,300 per ounce (oz) Au, $17/oz Ag, $1.15 per pound (lb) Pb, $1.50/lb Zn, $3.00/lb Cu
3.	Block model grades converted to United States Dollars (US$) value using plant recoveries of 92.1% Ag, 80.2% Au, 77.3% Pb, 82.6% Zn, 52.7% Cu
4.	Rock Density for Constancia: 3.3 tonnes per cubic meter (t/m³), Wellington, Constancia East, Escondida, San Jose: 3.2 t/m³, Colquipallana: 2.9 t/m³
5.	Totals may not agree due to rounding
6.	Grades in metric units
7.	All currencies in U.S. dollars
8.	Ag equivalent ounces (eq oz) is calculated from gpt data
9.	AgEq g/t = Ag g/t + (Pb grade x ((Pb price per lb/Ag price per oz) x 0.0685714 lbs per Troy Ounce x 10000 g per %)) +(Zn grade x ((Zn price per lb/Ag price per oz) x 0.0685714 lbs per Troy Ounce x 10000 g per %)) + (Cu grade x ((Cu price per lb/Ag price per oz) x 0.0685714 lbs per Troy Ounce x 10000 g per %)) + (Au grade x (Au price per oz/Ag price per oz))
10.	See Great Panther Silver’s news release dated December 20, 2017 for further details